Kesselman & Kesselman
Certified Public Accountants (lsr.)
Trade Tower, 25 Hamered Street
Tel Aviv 68125 Israel
P.O. Box 452 Tel Aviv 61003 Israel
Telephone +972-3-7954555
Facsimile +972-3-7954556
Tel Aviv, January 18, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Commissioners:
We have read the statements made in the section “Management’s discussion and analysis of financial condition and results of operations — Changes in and Disagreements with Accountants on Accounting and Financial Disclosure” in Form S-1 by Omrix Biopharmaceuticals, Inc. (copy attached), which we understand will be filed with the United States Securities and Exchange Commission, as part of the Form S-l of Omrix Biopharmaceuticals, Inc. to be filed with the U.S. Securities and Exchange Commission on or about January 18, 2006.
We agree with the statements concerning our Firm in the abovementioned section, included in such Form S-1.
Very truly yours,
Kesselman & Kesselman,
Certified Public Accountants (lsr.)
Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited, a company limited by guarantee registered in England and Wales.

Management’s discussion and analysis of financial condition and results of operations

Kingdom to provide VIG to the United Kingdom Department of Health, we expect to be paid on specified dates in British pounds.
Our financial instruments consist of cash, cash equivalents, short-term investments, accounts payable and long-term obligations. We consider investments that, when purchased, have a remaining maturity of 90 days or less, to be cash equivalents. We invest in marketable securities in accordance with our investment policy. The primary objectives of our investment policy are to preserve principal, maintain proper liquidity to meet operating needs and maximize yields. Our investment policy specifies credit quality standards for our investments.
As of December 31, 2004, a substantial majority of our cash was in money market accounts. We did not have any cash invested in short-term investment instruments.
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
On September 29, 2005, the audit committee of the board of directors and the entire board of directors of Omrix Biopharmaceuticals, Inc., (the “Company”), approved the engagement of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, or Kost Forer, to audit the Company’s consolidated financial statements for the fiscal years ended December 31, 2004 and 2005. In addition, on January 12, 2006, the audit committee of the board of directors of the Company ratified the engagement of Ziv Haft, a BDO member firm, or Ziv Haft, to audit the Company’s consolidated financial statements for the fiscal years ended December 31, 2002 and 2003.
For the years ended December 31, 2003 and 2004, Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, or Kesselman & Kesselman, reported on the consolidated financial statements of the Company pursuant to generally accepted auditing standards in Israel and was not engaged to audit the Company’s consolidated financial statements in accordance with standards of the Public Company Accounting Oversight Board in the United States of America or under generally accepted auditing standards in the U.S. As a result of the Company’s decision to seek an initial public offering in the U.S., Kesselman & Kesselman resigned due to exceptions under the U.S. Securities and Exchange Commission independence rules.
Kesselman & Kesselman reports on the Company’s consolidated financial statements for the years ended December 31, 2003 and 2004 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.
During the years ended December 31, 2003 and 2004 and through September 29, 2005, there were no disagreements with Kesselman & Kesselman on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to Kesselman & Kesselman’s satisfaction, would have caused Kesselman & Kesselman to make reference thereto in its report on the Company’s consolidated financial statements for such years.
During the years ended December 31, 2003 and 2004 and through September 29, 2005, there were no reportable events pursuant to Item 304(a)(1)(v) of Regulation S-K.
During the years ended December 31, 2003 and 2004 and for the period January 1, 2005 to September 29, 2005, and the years ended December 31, 2004 and 2005 and for the period January 1, 2006 to January 12, 2006, the Company has not consulted with either Kost Forer or Ziv Haft, respectively, regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our consolidated

52

Management’s discussion and analysis of financial condition and results of operations financial statements, or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304 (a)(1)(v) of Regulation S-K.
RECENT ACCOUNTING PRONOUNCEMENTS
On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement No. 123 (revised 2004), “Share-Based Payment,” or Statement 123(R), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation. Statement 123(R) requires all share-based payments to employees to be recognized based on their fair market value. Statement 123(R) also revises, clarifies and expands upon guidance in several areas, including determining fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new standard will be effective for us for the year beginning after January 1, 2006. The adoption of Statement 123(R) is not expected to have a material effect on our results of operations.
In March 2005, the SEC released SAB 107, “Share-Based Payment,” or SAB 107. SAB 107 provides the SEC staff’s position regarding the application of Statement 123(R), “Accounting for Stock Based Compensation,” including interpretive guidance related to the interaction between Statement 123(R) and certain SEC rules and regulations, and to the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. We are currently reviewing the effect of SAB 107; however, we do not believe that SAB 107 will have a material effect on our financial position, results of operations or cash flows.
In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4,” or SFAS 151. SFAS 151 amends Accounting Research Bulletin, or ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect that the adoption of SFAS 151 will have a material effect on our financial position or results of operations.
In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154, or SFAS 154, “Accounting Changes and Error Corrections,” a replacement of APB No. 20, “Accounting Changes,” or APB No. 20 and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retroactive application to voluntary changes in accounting principles in prior periods’ financial statements unless it is impracticable to do so. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

53